Exhibit 99.1

Bitdeer Announces January 2025 Production and Operations Update

- First trial batch of SEALMINER A2 air cooled rigs have been delivered to our datacenters and are running smoothly.
- Completed acquisition of 101 MW site and gas-fired power plant project in Alberta to deliver the industry’s first fully vertically-integrated Bitcoin mining site.

SINGAPORE, February 12, 2025 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for blockchain and high-performance computing, today announced its unaudited mining and operations updates for January 2025.

Operational Update

•	Self-mined Bitcoin: 126 Bitcoins, down from the previous month due to temporary curtailments at our Bhutan site related to higher seasonal electricity prices.
•	Mining Rig Manufacturing and R&D:
o	SEALMINER A1:
o
Mass production of approximately 3.7 EH/s of mining rigs remains on track with 0.4 EH/s powered on, 0.5 EH/s delivered for installation, 0.4 EH/s in-transit to datacenters and 2.4 EH/s in production. The manufacture of SEALMINER A1 is now expected to be completed at end of February or early March 2025.

o	SEALMINER A2:
o	Production of approximately 35 EH/s of mining rigs through October 2025, delayed by approximately one month due to 6.4 magnitude earthquake that struck Taiwan on January 21, 2025.
o	First trial batch of air cooled rigs have been delivered to our mining datacenters for testing and are running stably.
o	~29,000 units (~7 EH/s out of the 35 EH/s) of SEALMINER A2s allocated for external sales are expected to begin shipment in March through Q2 2025.
o	SEALMINER A3:
o	SEAL03 initial tape-out sample wafers with an expected chip efficiency of approximately 10 J/TH are expected in Q1 2025.
o	SEALMINER A4:
o	SEAL04 R&D remains on track to achieve an expected chip efficiency of approximately 5 J/TH with anticipated initial tape-out in Q3 2025.
o
The Bureau of Industry and Security (“BIS”) of the U.S. Department of Commerce published a rule entitled “Implementation of Additional Due Diligence Measures for Advanced Computing Integrated Circuits”, in January 2025 (the “BIS Rules”). Based on preliminary review, the Company does not expect that the application of the BIS Rules will have any impact on the delivery of SEAL chips, as the outsourced semiconductor assembly and test (“OSAT”) companies for SEAL chips are Approved “OSAT” companies under BIS regulations.

•	HPC/AI:
o	Discussions are ongoing with multiple development partners and potential end users for select large scale sites in U.S. for HPC/AI.
o
Bitdeer AI Cloud, powered by NVIDIA DGX SuperPOD with H100, saw its average utilization rate drop to ~60% in January 2025 due to an initial shift toward R&D in model inference and AI Agents. In the short term, some DGX H100 systems will be allocated to deploying open-source models like DeepSeek, Llama, and Qwen, enhancing API support for AI Agents, optimizing platform services, and advancing related R&D.

•	Hosting:
o	Client-hosted machines increased by 2,000 units and overall hashrate increased by 0.5 EH/s as customers are replacing older mining rigs with high efficiency ones.

•	Infrastructure:
o
Tydal, Norway, 40 MW phase 1 expansion has completed installation of transformers, with delivery and installation of electrical equipment currently in progress. The energization application has entered into the fast track for final regulatory approval.

o	Rockdale, Texas, USA, 100 MW hydro-cooling conversion is on track for phased completion during Q1 2025.
o	Clarington Phase 2, Ohio, USA, 304 MW is still pending approval and in negotiation with the landlord.
o	Jigmeling, Bhutan, 500 MW construction is on track with the primary substation expected to be completed by Q1 2025.
o	Fox Creek, Alberta, 101 MW gas-fired power plant and 99 MW datacenter of capacity for Bitcoin mining planned for energization in Q4 2026.
•	Financing:
o	Successfully executed a $17M supply chain financing facility with a 10.2% interest rate with a Singapore financial institution and completed the drawdown of facility in January 2025.

Management Commentary

“Our strategic acquisition of the 101 MW site near Fox Creek, Alberta and gas-fired power plant project marks a significant step in our strategy to become a fully-vertically integrated Bitcoin miner,” stated Matt Kong, Chief Business Officer of Bitdeer. “By combining our own power generation, SEALMINER mining machines and opportunistic grid participation, we believe this site will set a new benchmark for industry unit economics.”

Mr. Kong continued, “In terms of our ASICs roadmap, mass production of our SEALMINER A1s remain on schedule. SEALMINER A2s were slightly impacted by the 6.4 magnitude earthquake in Taiwan on January 21, 2025, and its mass production in H2 is expected to delay about one month. However, the first trial batch of SEALMINER A2 air cooled models have been delivered to our own datacenters for testing and are running smoothly. Further, we expect the initial tape-out sample wafers of our SEAL03 chip to be ready in March for testing. SEAL03 is expected to be the most advanced and energy-efficient Bitcoin mining chip on the market and represents a significant achievement for Bitdeer and the industry.”

Production and Operations Summary

Metrics	Jan 2025	Dec 2024	Nov 2024
Total hash rate under management[1] (EH/s)	22.4	21.6	20.7
- Proprietary hash rate	9.2	8.9	8.8
• Self-mining	8.7	8.5	8.2
• Cloud Hash Rate	0.0	0.0	0.2
• Delivered but not hashing	0.5	0.4	0.4
- Hosting	13.2	12.7	11.9
Mining machines under management	179,000	175,000	178,000
- Self-owned[2]	87,000	85,000	86,000
- Hosted	92,000	90,000	92,000
Bitcoins mined (self-mining only)	126	145	150
Bitcoin held[3]	724	594	443

1 Total hash rate under management as of January 31, 2025 across the Company’s three primary business lines: Self-mining, Cloud Hash Rate, and Hosting.
•	Self-mining refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.
•
Cloud Hash Rate offers hash rate subscription plans and shares mining income with customers under certain arrangements. The Cloud Hash Rate stated above reflects the contracted hash rate with customers at month-end.

•	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.
2 Self-owned mining machines are for the Company’s self-mining business and Cloud Hash Rate business.
3 Bitcoins held do not include the Bitcoins from deposits of the customers.

Infrastructure Construction Update

Rockdale, Texas – 100 MW Hydro-cooling conversion to be energized in phases in Q1 2025:

•	Cooling system will be delivered and installed in phases in Q1 2025.
•	Planning for phased energization by March 2025.

Tydal, Norway – 175 MW site expansion anticipated to be fully energized by mid-2025:

•
Installation of the transformers has been completed, with the delivery and installation of electrical equipment currently in progress. Additionally, the procurement and delivery of containers and hydro-cooling systems are underway, and drainage systems construction is ongoing.

•	Tydal, Norway Phase 1 40 MW expansion pending regulatory approval. Energization of the full 175 MW site is expected to occur no later than mid-2025, subject to regulatory approval.

Massillon, Ohio – 221 MW site construction has begun ahead of schedule:

•	Substation construction is underway and is expected to be completed in Q3 2025.
•	Building design is completed and construction has begun earlier than expected, estimated to be completed in phases between Q3 and Q4 2025.
•	Estimated energization timeline remains on track for mid-to-late 2025.

Clarington Phase 2, Ohio – 304 MW is still pending approval and in negotiation with the landlord.

Jigmeling, Bhutan – 500 MW site is progressing well, with the following key milestones achieved:

•	Construction of transformer and container foundations in progress and will be completed in phases, with the last phase expected by the end of February 2025.
•	132kv/140MW and 220kv/360MW substation designs are completed with construction anticipated to be finished by the end of Q1 2025.
•	Orders for the procurement of transformers and electrical equipment have been placed, with delivery and installation work to be completed in phases over Q1 and Q2 2025.
•	Procurement and delivery of containers and hydro-cooling systems are in progress, with completion expected in phases by the end of Q1 2025.

Fox Creek, Alberta – 101 MW site acquired in Alberta sits on 19 acres is fully licensed and permitted:

•	Acquisition includes all permits and licenses to construct an on-site natural gas power plant, as well as approval for a 99 MW grid interconnection with Alberta Electric System Operator (“AESO”).
•	Bitdeer will develop and construct the power plant in partnership with a leading Engineering, Procurement and Construction (“EPC”) company and is expected to be energized by Q4 2026.

Site / Location	Capacity (MW)	Status	Timing[4]
Electrical capacity
- Rockdale, Texas	563	Online	Completed
- Knoxville, Tennessee	86	Online	Completed
- Wenatchee, Washington	13	Online	Completed
- Molde, Norway	84	Online	Completed
- Tydal, Norway	50	Online	Completed
- Gedu, Bhutan	100	Online	Completed
Total electrical capacity	895[5]
Pipeline capacity
- Tydal, Norway Phase 1	40	In progress	Pending Regulatory Approval
- Tydal, Norway Phase 2	135	In progress	Mid 2025
- Massillon, Ohio	221	In progress	Mid-to-late 2025
- Clarington, Ohio Phase 1	266	In progress	Q3 2025
- Clarington, Ohio Phase 2	304	Pending approval	Estimate 2026
- Jigmeling, Bhutan	500	In progress	Mid-to-late 2025
- Rockdale, Texas	179	In planning	Estimate 2026
- Alberta, Canada	99	In planning	Q4 2026
Total pipeline capacity	1,744
Total global electrical capacity	2,639

4 Indicative timing. All timing references are to calendar quarters and years.
5 Figures may not add up due to rounding.

Upcoming Conferences and Events

o	March 11 – 12, 2025: Cantor Global Technology Conference in New York City
o	March 16 – 18, 2025: 37th Annual ROTH Growth Conference in Dana Point, California

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for blockchain and high-performance computing. Bitdeer is committed to providing comprehensive computing solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X @ BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations
Orange Group
Yujia Zhai
bitdeerIR@orangegroupadvisors.com

Public Relations
BlocksBridge Consulting
Nishant Sharma
bitdeer@blocksbridge.com